BLONDER TONGUE LABORATORIES, INC.
One Jake Brown Road
Old Bridge, New Jersey 08857
(732) 679-4000

November 12, 2009

VIA EDGAR TRANSMISSION

Larry Spirgel, Assistant Director
Securities and Exchange Commission
Mail Stop 3720
Washington, DC  20549

Re:	Blonder Tongue Laboratories, Inc.
Form 10-K for the fiscal year ended December 31, 2008
File No. 001-14120

Dear Mr. Spirgel:

This letter will serve as a response to each of your comments regarding the above-referenced Form 10-K for the fiscal year ended December 31, 2008 (“Form 10-K”) of Blonder Tongue Laboratories, Inc. (the “Company”) contained in your letter dated October 28, 2009 (“Letter”).

For your convenience, we have numbered each of our responses to correspond to the comment of the same number contained in your Letter.

General

1.           The Company does not consider any of the agreements referenced in your Letter to be material contracts required to be disclosed as exhibits to Form 10-K for the following reasons:

a.           Licenses:  The Company has  license agreements with Dolby Laboratories, which are standard, non-exclusive licenses to incorporate Dolby’s technology and use the Dolby trademarks in certain products manufactured by the Company in exchange for payment of a license fee, which includes a royalty fee per unit sold.  To the Company’s knowledge, virtually all of the Company’s competitors selling competing and other products incorporating Dolby technology have similar non-exclusive licenses with Dolby.  The licensor does not restrict who can use the technology, but will generally provide rights to any party willing to pay the requisite fee and comply with the other terms of the standard license.  While the Company needs the Dolby licenses to manufacture and sell certain of its products given the market standard of using Dolby technology, the licenses are entered into in the ordinary course of business and there is very limited risk that Dolby would withhold such rights only from the Company and not other competitors in the industry.  Accordingly, the Company does not believe that any of the license agreements with Dolby are material.

Larry Spirgel, Assistant Director
November 12, 2009

The Company has a license agreement with MPEG LA, LLC (“License Administrator”), which is a standard, non-exclusive license to incorporate the MPEG-2 technology in certain products manufactured by the Company in exchange for payment of a royalty fee per unit sold.  To the Company’s knowledge, virtually all of the Company’s competitors selling competing and other products incorporating the MPEG-2 technology have  similar non-exclusive licenses with the License Administrator.  The licensor does not restrict who can use the technology, but will generally provide rights to any party willing to pay the requisite fee and comply with the other terms of the standard license.  While the Company needs the MPEG-2 license to manufacture and sell certain of its products given the market standard of using MPEG-2 technology, the license is entered into in the ordinary course of business and there is very limited risk that the License Administrator would withhold such rights only from the Company and not other competitors in the industry.  Accordingly, the Company does not believe that this agreement is material.

With regard to the other license agreements referenced in your Letter, each of these licenses are used for products that do not represent a material amount of the Company’s revenues at this time.  Moreover, similar to the Dolby and MPEG-2 license agreements, these are also standard, non-exclusive license agreements executed in the ordinary course of business for which virtually all competitors selling products that incorporate the applicable licensed technology have or will have a similar license.

The Company described these licenses in its Form 10-K to educate investors regarding its new line of digital products and some of the underlying technologies used in connection with manufacturing and selling these products.  The Company will continue to monitor the license arrangements with these parties, and will reconsider the materiality of these agreements if the facts and circumstances change.

b.           Contract Manufacturing Agreement.  The Company’s agreement with a contract manufacturer in the People’s Republic of China merely sets forth the framework (providing for, among other things, inventory management, quality control and limitations on use of the Company’s intellectual property) within which the contract manufacturer accepts purchase orders for various products from the Company.  This ordinary course agreement is mutually non-exclusive and, as such, it does not require the contract manufacturer to manufacture any of the Company’s products (other than in connection with purchase orders that may ultimately be agreed upon between the parties from time to time), and the Company is not required to use the contract manufacture to manufacture any of its products.  Accordingly, this agreement does not provide the Company with any material rights or obligations upon which the Company is substantially dependent.  The Company retains the manufacturing expertise with respect to the products that the Company has from time to time had this subcontractor manufacture for it, having made all of these products in its domestic manufacturing facility for years prior to entering into the contract manufacturing agreement.  As such, if the agreement with this contract manufacture were to expire or otherwise terminate or be terminated, the Company would have other alternatives to produce these products, including manufacturing them at the Company’s facility in Old Bridge, New Jersey.  The Company does not deem itself to be substantially dependant on this agreement, or any of the individual purchase orders executed thereunder.

Larry Spirgel, Assistant Director
November 12, 2009

c.           Buffalo City.  This agreement provides for the Company to manufacture products for Buffalo City in the ordinary course.  The Company does not deem this arrangement to be material as revenues from Buffalo City in the past two years have been less than 5% of the Company’s total revenues each year, and the Company expects revenues derived from Buffalo City to remain essentially the same in 2010.  While one of the Company’s directors has an indirect partial ownership interest in Buffalo City and is an officer of Buffalo City, this director of the Company is not individually a party to this agreement and the agreement involves the sale of inventory (i.e., current assets) at a market price determined by arm’s length negotiations.

Forward-Looking Statements, page 2

2.           The Company does not believe that its common stock is a penny stock as defined by Section 3(51) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and Rule 3a51-1 promulgated thereunder, because it meets the exclusion from such definition contained in Rule 3a51-1(a).  Since its initial public offering in December, 1995, the Company’s common stock has been registered on the NYSE AMEX (formerly the American Stock Exchange) and, therefore, meets the definition of NMS Stock (as defined in Rule 600(b)(47)).  The NYSE AMEX is a national securities exchange registered with the SEC under Section 6(a) of the Exchange Act and, to the best of the Company’s knowledge, meets the additional requirements related to a national securities exchange contained in Rule 3a51-1(a).  Accordingly, the Company’s common stock is excluded from the definition of penny stock.

In addition, the Company’s common stock is excluded from the definition of penny stock because the Company meets both (i) the net tangible asset requirements for the exclusion contained in Rule 3a51-1(g)(1) and (ii) the average revenue requirements for exclusion contained in Rule 3a51-1(g)(2).  Rule 3a51-1(g)(3) requires that the calculation of net tangible assets and average revenue are to be based on the most recent financial statements for the issuer that have been audited and reported on by an independent registered public accounting firm in accordance with the provisions of Rule 2-02, and are dated within the past fifteen months.

Based on the Company’s audited consolidated balance sheet as of December 31, 2008, as contained in the Form 10-K, the Company had total assets of $27,042,000, intangible assets of $155,000, and total liabilities of $7,606,000.  The Company calculates its net tangible assets (i.e., total assets less intangible assets and liabilities) to be over $19,000,000, which is in excess of the $2,000,000 threshold for issuers in continuous operation for as least three years required by Rule 3a51-1(g)(1).

Further, based on the Company’s audited consolidated statement of operations for the periods ended December 31, 2008, 2007 and 2006, each as contained in the Form 10-K, the Company had net sales of $35,320,000, $33,012,000, and $35,775,000, respectively, which amounts are all in excess of the average revenue threshold of $6,000,000 for the past three years required by Rule 3a51-1(g)(2).

Larry Spirgel, Assistant Director
November 12, 2009

In conclusion, the Company believes that its common stock is excluded from the definition of penny stock under Rule 3a51-1(a) due to its continued registration on the NYSE AMEX, and due to its satisfaction of both of the issuer exemptions provided by Rule 3a51-1(g).

Item 1. Business, page 2

Customers, page 10

3.           The Company has signed a form of distributor agreement with each of Toner Cable Equipment and Advance Media Technologies.  These companies are not end users of the Company’s products, but are distributors who stock and resell the Company’s products to end users.  While these agreements provide discounts to the distributors for selling certain levels of the Company’s products and provide incentive for them to stock the Company’s products, there are no requirements that these distributors buy or stock any of the Company’s products.  Moreover, the Company is not required to sell any products to these distributors under the agreements.  The Company has also signed similar contracts with other high volume distributors under similar circumstances.  While sales to these two distributors represent a significant amount of the Company’s revenues, the terms of these agreements (i.e., rights and obligations) in and of themselves are not material (e.g., no obligation for distributor to buy a minimum amount of products).  Accordingly, the Company does not deem itself to be substantially dependent on the contracts themselves and, therefore, these are not material contracts for which an exhibit should be filed under Form 10-K.

In addition, the customer that represented 24% of the Company’s trade accounts receivable is not a material customer, as it represents less than 5% of the Company’s revenues on an annual basis.  Consistent with Item 101(c)(vii) of Regulation S-K, the Company did not specifically mention this customer.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 23

4.           The Company acknowledges the staff’s comment and in future filings will provide more analysis regarding period-to-period changes in its “results of operations” section.  The Company would note, however, that it has disclosed in the Form 10-K material known trends and uncertainties related to forward-looking events.  In particular, in the last paragraph of the “Overview” section of Management’s Discussion and Analysis, the Company disclosed the expected trend of a continuing shift in product mix from analog products to digital products.  The Company will also include this disclosure in the Results of Operations section in future filings as well as any other material known trends and uncertainties as they arise.

Larry Spirgel, Assistant Director
November 12, 2009

Liquidity and Capital Resources, page 24

5.           The Company acknowledges the staff’s comment and in future filings will include in its liquidity and capital resources disclosure more specific terms regarding whether its sources of liquidity will be sufficient to fund operations, anticipated capital expenditures and debt repayment obligations for the next twelve months and the Company’s ability to meet its long-term liquidity needs.

In connection with this response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should the Staff have any questions, please do not hesitate to contact the undersigned.

Respectively submitted,

/s/ Eric Skolnik
Eric Skolnik,
Senior Vice President – Finance
and Chief Financial Officer

cc:  James Luksch, Chairman and CEO